May 16, 2018

VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Turquoise Hill Resources Ltd.

Form 40-F for the Fiscal Year Ended December 31, 2017

Filed March 15, 2018

File No. 001-32403

Dear Mr. Reynolds:

Turquoise Hill Resources Ltd. (the “Company”) hereby acknowledges receipt of the comment letter dated May 7, 2018 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 40-F.

The Company intends to file its written response to the Comment Letter no later than June 5, 2018. Please contact Luke Colton at (801) 204-2769 or Rob Russell-Smith at (801) 204-2959, should you have any questions or comments regarding this letter.

Very truly yours,

/s/ Luke Colton

Luke Colton

Chief Financial Officer

Turquoise Hill Resources Ltd.

cc:	George K. Schuler, Pam Howell Securities and Exchange Commission

Turquoise Hill Resources Ltd. Turquoisehill.com	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	info@turquoisehill.com